UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

  37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

10b5-1 Repurchase Plan

As previously disclosed, on May 31, 2019, the general meeting of shareholders of the Company granted to the board of directors (the “Board”) the authorization to repurchase common shares, nominal value of $1.20 per share, of the Company (“Common Shares”), subject to certain parameters. Further, on March 1, 2021, the Board adopted the Globant S.A. Employee Share Purchase Plan (the “ESPP”). Common Shares issued under the ESPP may consist of Common Shares reacquired in open market purchases and, in order to execute such open market purchases, the Company entered into a 10b5-1 repurchase plan on June 13, 2022 with HSBC Securities (USA) Inc., acting as agent for the Company, for the repurchase of an aggregate of up to 50,000 Common Shares. The 10b5-1 repurchase plan will expire on March 8, 2023.

The information contained in this Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022 and 333-255113), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: June 15, 2022